Mail Stop 3628

                                                               May 7, 2021

    Via E-mail
    Tobin Cobb
    President and Chief Executive Officer
    3650 REIT Commercial Mortgage Securities II LLC
    2977 McFarlane Road, Suite 300
    Miami, Florida 33133

           Re: 3650 REIT Commercial Mortgage Securities II LLC Registration Statement on Form SF-3
                   Filed April 12, 2021
                   File No. 333-255181

    Dear Mr. Cobb:

           We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-3

    Form of Prospectus

    Risk Factors   Special Risks   Current Coronavirus Pandemic Has Adversely
Affected the
    Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans,
    page 53

        1. We note that this risk factor   which is not enclosed in square
brackets   contains point-
           in-time disclosure regarding COVID-19-related economic conditions and related governmental relief measures. Please confirm that, at the time of any offering, you will
 Tobin Cobb
3650 REIT Commercial Mortgage Securities II LLC
May 7, 2021
Page 2


      update this risk factor to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

Description of the Mortgage Pool   Delinquency Information, page 161

   2. We note your disclosure that the asset pool may include delinquent loans. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of
      Form SF-3.

Pooling and Servicing Agreement

Modifications, Waivers and Amendments, page 282

   3. We note your disclosure under    Risk Factors   Special Risks   Current
Coronavirus
      Pandemic Has Adversely Affected the Global Economy and Will Likely
Adversely
      Affect the Performance of the Mortgage Loans    on page 55 of your
prospectus that
         [s]ome borrowers may seek forbearance arrangements at some point in the near future, if
      they have not already made such request    as well as your disclosure
under       Changes to
      REMIC Restrictions on Loan Modifications and REMIC Rules on Partial Releases May
      Impact an Investment in the Certificates    on page 123 of your
prospectus that    the master
      servicer or the special servicer may grant certain forbearances (and engage in related modifications) . . . with respect to a mortgage loan in connection with the COVID-19 emergency, which may impact the timing of payments and ultimate recovery on the
      mortgage loan, and likewise on one or more classes of certificates.    We
understand that
      commercial mortgage servicers began granting forbearance and other temporary payment deferral arrangements with greater regularity following the COVID-19 pandemic.
      However, your form of prospectus does not describe the circumstances under which the master servicer or the special servicer may grant such forbearance arrangements. If applicable, please revise your disclosure to describe any relevant provisions in your
      transaction agreements governing the master servicer   s or the special
servicer   s granting
      of such forbearance arrangements.

Advances   P&I Advances, page 255

   4. We note your disclosure that the master servicer will be obligated to advance periodic
      payments that were    due    on the mortgage loans during the related
collection period and
      not timely received. Please revise your disclosure and related transaction agreements, as appropriate, to clarify whether servicing advances are required to be made in respect of periodic payments for any loans that are subject to forbearance or other temporary payment deferral arrangements. Please also clarify the terms on which advances are to be made.
 Tobin Cobb
3650 REIT Commercial Mortgage Securities II LLC
May 7, 2021
Page 3


Exhibits

      5. Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.


                                                            Sincerely,

                                                            /s/ Katherine Hsu

                                                            Katherine Hsu
                                                            Chief, Office of
Structured Finance


cc:      Mark Jefferis, Esq.
         3650 REIT

         Greg Prindle, Esq.
         Cadwalader, Wickersham & Taft LLP